Mail Stop 3561

June 17, 2009

Rolf A. Gafvert
Chief Executive Officer and President
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

Re: **Boardwalk Pipeline Partners, LP**
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 24, 2009
File No. 001-32665

Dear Mr. Gafvert:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director